

Colin McCall · 2nd

Chief Development Officer at RIFF

Portland, Oregon, United States · Contact info

500+ connections

Riff Cold Brewed

University of Oregon - Charles H. Lundquist College of Business

Experience

Riff Cold Brewed
2 yrs 4 mos

Chief Development Officer
Full-time
Dec 2020 – Present · 1 yr 2 mos
Portland, Oregon, United States

Vice President - Business Development
Oct 2019 – Dec 2020 · 1 yr 3 mos
Portland, Oregon Area

Portland Trail Blazers @ the Rose Quarter
12 yrs 1 mo

Director of Corporate Partnership Sales
Dec 2016 – Oct 2019 · 2 yrs 11 mos
Portland, Oregon Area

Responsible for hiring, developing and leading a senior sales team of five.
Consecutively achieved revenue targets while setting new organizational Corporate Partnership revenue records during three seasons of leadership.
Instrumental in building and executing sales strategy with the successful acquisitic ...see more

Corporate Partnership Sales Manager
Nov 2013 – Dec 2016 · 3 yrs 2 mos

Developed and secured new regional and national corporate partners annually. Managed a multi-million dollar book of business as the account lead responsible for building, negotiating and renewing partnerships.

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Education

University of Oregon - Charles H. Lundquist College of Business
Bachelor of Science, Business Administration
2005 - 2008
Activities and Societies: Lundquist College of Business Peer Advisor, WARSAW Sports Business Club Member, Octagon's ESPN College Game Day Volunteer

University of Washington
Biology, General
2004 – 2005

Licenses & certifications

Professional Sales Skills
Achieve Global

Stellar Service
Achieve Global

Volunteer experience

Associate Board, Chair
Boys & Girls Clubs of Portland Metropolitan Area
Apr 2014 – Jun 2016 · 2 yrs 3 mos
Children

Organized and launched the Associate Board in April, 2014. Grew to more than 20 members of passionate, young professionals. Focused on three priorities for Boys & Girls Clubs of Portland-metro:

-Fundraising to support financial needs
-Connecting the program with a younger generation
-Volunteering at clubs to positively impact youth

-Volunteering at clubs to positively impact youth

Associate Board, Member
Boys & Girls Clubs of Portland Metropolitan Area
Jun 2016 – Present · 5 yrs 8 mos
Children

Support all functions of the Associate Board in positively impacting the lives of our community's youth.

Center for Retail Leadership Advisory Board Member
Portland State University
Apr 2020 – Present · 1 yr 10 mos
Education